BEACON POWER CORPORATION
234 Ballardvale Street
Wilmington, MA 01887

July 23, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Beacon Power Corporation
Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-137071)

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Beacon Power Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests the (i) withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-137071), including all exhibits, supplements and amendments filed thereto, which was filed on September 1, 2006 and declared effective on December 14, 2006 and (ii) deregistration of any securities identified in the Registration Statement (File No. 333-137071) that have not been sold to date under the terms described therein.

The Registrant is making this request because the Registrant will file a new registration statement on Form S-3 (the “New Registration Statement”) on the date hereof. Securities registered under the Registration Statement (File No. 333-137071) remain unsold. In accordance with Rule 457(p), the registration fee of $1,535 associated with the unsold securities will be used to offset the total registration fee due in connection with the filing of the New Registration Statement.

The Registrant requests that the Commission grant the withdrawal of the Registration Statement (File No. 333-137071) as soon as possible. We appreciate your assistance and should you need any additional information, please feel free to contact D. Roger Glenn of Edwards Angell Palmer & Dodge LLP at (212) 912-2753.

Respectfully submitted,

Beacon Power Corporation

By:	/s/ F. William Capp
F. William Capp
Chief Executive Officer